UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of: December 2006

Commission File Number 0-20420

CALCITECH LTD.

(Translation of Registrant’s Name in English)

10 route de l’aeroport

1215 Geneva Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________________

On November 20, 2006, CalciTech Ltd. (the “Company”) issued the press release attached as Exhibit 99.1 dated November 16, 2006, reporting its unaudited consolidated Proft & Loss Accounts for the six months ended August 31, 2006.

On November 17, 2006, the Company issued the press release attached as Exhibit 99.2 announcing an update on the progress on the financing of its SCC plant in Leuna, Germany.

On November 6, 2006, the Company issued the press release attached as Exhibit 99.3 announcing the agreement of the principal terms for the financing of its first 100,000 tonnes per annum SCC plant in Leuna, Germany, with HSH Nordbank AG of Hamburg, Germany.

On October 9, 2006, the Company issued the press release on Exhibit 99.4 announcing the opening of a new executive office in Magdeburg, Germany by the Company’s subsidiary CalciTech Deutschland GmbH.

On October 5, 2006, the Company issued the press release on Exhibit 99.5 announcing that its subsidiary CalciTech Deutschland GmbH will qualify for a full grant of up to 45% of Capital Expenditure of its planned plant in Leuna, Germany, provided that it also meets certain approvals.

On September 26, 2006, the Company issued the press release on Exhibit 99.6 announcing the acquisition of 100,000 shares of the Company in an on market transaction by Mr. Alan Perkins who is a non-executive director of the Company.

On September 4, 2006, the Company issued a press release on Exhibit 99.7 announcing that it has commenced the expansion of its raw material sourcing programme.

Exhibit No.	Description
99.1	Press release dated November 20, 2006 titled “CalciTech Files Interim Results”
99.2	Press release dated November 17, 2006 titled “CalciTech Provides Project Update on Leuna SCC Plant”
99.3	Press release dated November 6, 2006 titled “CalciTech Mandates Arranger for German Project”
99.4	Press release dated October 9, 2006 titled “CalciTech Deutschland Opens Executive Offices in Magdeburg”
99.5	Press release dated October 5, 2006 titled “CalciTech’s Outline Grant Application Confirmed”
99.6	Press release dated September 26, 2006 titled “CalciTech Notified of Director Share Purchase”

99.7	Press release dated September 4, 2006 titled “CalciTech Strengthens Material Sourcing”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALCITECH LTD.
(Registrant)

Date: December 1, 2006	By: /s/ Roger A. Leopard
Roger A. Leopard
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated November 20, 2006 titled “CalciTech Files Interim Results”
99.2	Press release dated November 17, 2006 titled “CalciTech Provides Project Update on Leuna SCC Plant”
99.3	Press release dated November 6, 2006 titled “CalciTech Mandates Arranger for German Project”
99.4	Press release dated October 9, 2006 titled “CalciTech Deutschland Opens Executive Offices in Magdeburg”
99.5	Press release dated October 5, 2006 titled “CalciTech’s Outline Grant Application Confirmed”
99.6	Press release dated September 26, 2006 titled “CalciTech Notified of Director Share Purchase”
99.7	Press release dated September 4, 2006 titled “CalciTech Strengthens Material Sourcing”

5